BUILDING VALUE

PHI
Pepco Holdings, Inc



Edison Electric Institute
Finance Committee Meeting
May 21, 2008

Table of Contents

Topic	Beginning Page
Safe Harbor Statement	2
Company Overview	3
Power Delivery	6
Regulatory	14
Conectiv Energy	19
Pepco Energy Services	26
Financial Overview	30
Summary	37
Appendix – Power Delivery & Regulatory	39
Appendix – Conectiv Energy	46
Appendix – Financial	51

Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

Company Overview







Pepco Holdings Inc

$9.4B Revenues
$15.1B Total Assets
$5.9B Market Cap
1.8 Million Electric Customers
122,000 Gas Customers

Regulated Electric & Gas Delivery Business







pepco — A PHI Company
delmarva power — A PHI Company
atlantic city electric — A PHI Company

64% of Operating Income

Competitive Energy/ Other





conectiv energy
pepco Energy Services
PHI Investments

36% of Operating Income

Note: Financial and customer data as of December 31, 2007. Operating Income percentage calculations are for the year ended December 31, 2007, net of special items. See appendix for details.

Financial Performance - 1ˢᵗ Quarter



GAAP*
Earnings Per Share

PHI Business Units	Quarter Ended March 31,	
	2008	**2007**
Power Delivery	$0.24	$0.17
Conectiv Energy	$0.24	$0.10
Pepco Energy Services	$0.04	$0.01
Other Non-Regulated	$0.05	$0.06
Corporate & Other	($0.08)	($0.07)
Total – PHI	$0.49	$0.27

* Earnings per Share calculated in accordance with Generally Accepted Accounting Principles. There were no special items in the first quarter of 2008 or the first quarter of 2007.

Drivers of 1st Quarter Financial Performance

2007 Earnings Per Share – GAAP*	$0.27

Power Delivery
- Revenue - Rate Order Impacts   0.03
- Depreciation/Amortization – Rate Order Impacts   0.03
- Network Transmission Revenue   0.03
- Income tax adjustment   0.04
- Weather   (0.02)
- Operation and Maintenance Expense   (0.02)
- Other, net   (0.02)

Conectiv Energy
- Merchant Generation & Load Service gross margin   0.16
- Other, net   (0.02)

Pepco Energy Services
- Retail Energy Supply   0.04
- Energy Services   (0.01)

Other, net   (0.02)

2008 Earnings Per Share – GAAP*	$0.49

* Earnings per Share calculated in accordance with Generally Accepted Accounting Principles. There were no special items in the first quarter of 2008 or the first quarter of 2007.

Power Delivery - Business Overview



Combined Service Territory

Dollars in millions	2007	Q1-08
Revenues	$5,244.2	$1,295.5
Earnings	$231.8	$47.4
O&M	$667.0	$171.5
Capital Exp.	$554.2	$147.5

Regulatory Diversity*



New Jersey 20%

District of Columbia 23%

Delaware 18%

Maryland 39%

Diversified Customer Mix*



Residential 35%

Commercial 47%

Government 10%

Industrial 8%

* Based on 2007 MWh Sales; excludes Virginia operations sold on 1/2/08.

Infrastructure Investment – Building Value



2008-2012 Construction Forecast

(Dollars in Millions)	2008	2009	2010	2011	2012	5 Year Totals
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 152	$ 158	$ 171	$ 180	$ 187	$ 848
Reliability (facility replacements/upgrades for system reliability)	166	191	192	204	223	976
Load (new/upgraded facilities to support load growth)	71	91	74	81	170	487
Distribution - Blueprint:	61	130	136	113	99	539
Transmission:						
Mid-Atlantic Power Pathway	28	179	241	273	188	909
Generation Retirements (Benning & Buzzard and Indian River)	1	10	75	126	7	219
Reliability (facility replacements/upgrades for system reliability)	102	86	117	47	17	369
Load and Other	77	37	45	97	137	393
Gas Delivery	23	24	19	19	18	103
Information Technology	17	17	17	17	17	85
Corporate Support and Other	18	20	12	9	6	65
Total Power Delivery	$ 716	$ 943	$ 1,099	$ 1,166	$ 1,069	$ 4,993

Note: See Safe Harbor Statement at the beginning of today's presentation.

Mid-Atlantic Power Pathway (MAPP) Project

- **230 mile, 500kV line originating in northern Virginia, crossing Maryland, traveling up the Delmarva Peninsula and into southern New Jersey**
- **Preliminary cost estimate - $1.05 billion; completion by 2013**
- **ROE authorized in FERC formula rates - 11.3%**





Lackawanna
Wilkes-Barre
Berwick
Susquehanna
Jefferson
Roseland
Newark
Trenton
Philadelphia
Cardiff
Salem
Dennis
Bedington
Baltimore
Kemptown
Steele
Meadow Brook
Loudoun
Washington, DC
Burches Hill
Chalk Pt.
Indian River
Possum Pt.
Vienna
Loretto
Piney Grove
North Anna
Calvert Cliffs
Regional Transmission Projects
AEP/AP 765 kV
AEP/AP 500 kV
AP/Dominion 500 kV
PPL/PSE&G/First Energy 500 kV
MAPP Project 500 kV
Nuclear Generation
Fossil Generation
Substation

Status of the MAPP Project

- **PJM Board approved the 500kV portion of the project on 10/17/07**
- **PJM evaluating the 230kV upgrades for local reliability**
- **PHI continues to evaluate the installation of a Direct Current system under the Chesapeake Bay**

Note: See Safe Harbor Statement at the beginning of today's presentation.

MAPP – Update

- **Project Management team has been selected and is working/communicating with key government and community stakeholders.**

- **PHI is sponsoring community information meetings along each major segment.**

  - Community meetings have been held in Southern Maryland with positive results; letters of support sent to MD governor and legislature leaders.

  - Focus group meetings are scheduled for Eastern Shore Maryland with community meetings to follow soon after.

- **A project Web site (www.powerpathway.com) went live in February 2008.**

- **Environmental studies contractors were selected in February; work began in late March 2008.**

- **Transmission Engineering design contractor for Pepco line section was selected in March 2008.**

MAPP - Preliminary Cost and Timing

(Dollars in Millions)

	Pepco	Delmarva Power	Atlantic City Electric	500 kV Total
2008	$ 17	$ 11	$ -	$ 28
2009	72	107	-	179
2010	30	210	1	241
2011	-	271	2	273
2012	-	185	3	188
2013	-	120	21	141
TOTAL	$ 119	$ 904	$ 27	$ 1,050

- Recovery of costs is determined by PJM/FERC and will be spread across PJM area.
- Excludes proposed 230kV lines being evaluated by PJM.
- Escalation of material, contract labor and right of way costs will impact estimates above.
- Excludes cost of a potential Direct Current underwater Chesapeake Bay crossing estimated at $375 million.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future



- **Responsive to customer expectations:**
  "Win – Win – Win"

  - Managing energy costs
  - Improving customer service
  - Enhancing reliability
  - Protecting the environment

- **Includes significant investment:**

  - Advanced metering infrastructure (AMI)
  - Demand side management applications

- **Programs will provide the tools customers need to move into the future:**

Energy Efficiency	*Demand Response*	*Renewable Energy*
Energy Audits	Smart Thermostat	Net Energy Metering
HVAC Efficiency	Innovative Rate Structures	Photovoltaic Installations
Efficient Lighting	PJM DR Market Portal	
Building Commissioning		
Custom Rebates		

- **Filed in DE, MD, DC and NJ in 2007**

- **Multi-year effort across PHI service territory**

- **Regulatory support is essential**

Blueprint for the Future -
Estimated Capital Cost and Timing



(Dollars in Millions)

	2008	2009	2010	2011	2012	Total
Advanced Metering Infrastructure	$ 45	$ 118	$ 118	$ 99	$ 85	$ 465
Distribution Automation	6	12	18	14	14	64
Meter Data Management System	10	-	-	-	-	10
Total	**$ 61**	**$ 130**	**$ 136**	**$ 113**	**$ 99**	**$ 539**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Utility Operational Value

- 2008 Power Delivery O&M estimated at $691M
  (3.6% increase over 2007 level)

- New run rate reflects:
  - **most recent operating experience**
  - **initiation of Blueprint for the Future projects**
  - **continued regulatory/rate case costs**
  - **heavy focus on workforce regeneration and training (will have approximately 200 new craft workers on board by end of 2008)**
  - **escalation of labor and material costs**

- Power Delivery O&M also includes various pass throughs and deferrable/recoverable costs that range between $70-80M per year

Goal – Maintain year over year O&M growth at less than inflation rate

Note: See Safe Harbor Statement at the beginning of today's presentation.

Regulatory Highlights

- **Four distribution rate cases completed in 2007 and early 2008**

Company	Jurisdiction	Authorized ROE	Rate Increase ($MM)	Depreciation Reduction ($MM)
Delmarva Power – Gas	DE	10.25%	$9.0	$2.1
Delmarva Power – Electric	MD	10.00%	$14.9	$0.9
Pepco	MD	10.00%	$10.6	$30.7
Pepco	DC	10.00%	$28.3	N/A
Total			**$62.8**	**$33.7**

- **DC and MD Base Case Proceedings − Phase II**
  - ➢ **MD − Service Company costs and allocations; DC – Decoupling**
- **Revenue decoupling implemented in MD, approved in concept in DC, and under consideration in DE and NJ**

- **Filings submitted in DE, MD, DC, and NJ to implement PHI Blueprint**

  - ➢**MPSC issued orders in April 2008 approving Pepco and Delmarva demand response programs authorizing cost recovery through surcharge mechanisms**

- **FERC formula rates in place for transmission**
  - ➢ **11.3% ROE authorized for all transmission rate base**
  - ➢ **March 2008 filing requesting 150 basis point ROE adder for $274 million of RTEP projects**

Distribution Summary as of September 2007



(Dollars in Millions)	Pepco		Delmarva Power			Atlantic City Electric	
	Maryland [1]	District of Columbia [2]	Delaware [3]	Maryland [2]	Delaware Gas [3]	New Jersey [2]	Total
Operating Income (Adjusted) [4]	$76	$70	$28	$17	$18	$67	$276
Rate Base (Adjusted) [4]	$886	$997	$405	$286	$231	$761	$3,566
Earned Return on Rate Base	8.54%	7.05%	6.89%	6.07%	7.77%	8.81%	
Authorized Return on Rate Base	7.99%	7.96%	7.17%	7.68%	7.73%	8.14%	
Most Recent Authorized Return on Equity	10.00%	10.00%	10.00%	10.00%	10.25%	9.75%	
Most Recent Test Period Ending	Sep-06	Sep-06	Mar-05	Sep-06	Mar-06	Dec-02	
Anticipated Next Filing	TBD [5]	Late 2008	Late 2008	Early 2009	TBD [5]	TBD [5]	

(1) As filed with MD PSC in Quarterly Earned Return Report for the twelve months ended 9/30/07, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.

(2) Estimate; does not necessarily reflect the Company's rate case filing position in all respects.

(3) As filed with DE PSC in Quarterly Earned Return Report for the twelve months ended 9/30/07, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.

(4) Adjusted to annualize rates and to conform results to regulatory precedents.

(5) Contingent on cost recovery method for Blueprint.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Transmission Summary as of September 2007



(Dollars in Millions)	Pepco	Delmarva Power	Atlantic City Electric	Total
Period End Rate Base [1]	**$345**	**$284**	**$276**	**$905**
Current Authorized Return on Equity [2]	**11.3%**	**11.3%**	**11.3%**	
Estimated Annual Income, after-tax	**$19**	**$16**	**$16**	

(1) Estimated based on approved FERC Formula Method

(2) Most recent authorized return on equity is 11.3% effective 12/1/07; prior to 12/1/07, assets put in service before 2006 earned 10.8%.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Transmission Incentives

- In late 2007, filed for and received 50 basis point ROE adder for RTO membership on pre-2006 transmission plant

- On March 18, 2008, filed for 150 basis point adder for eight RTEP regional-benefit upgrades with an aggregate construction cost of $274 million in Pepco, Atlantic City Electric and Delmarva Power*

- Planning to make an incentive filing in the 2nd quarter 2008 for the Mid-Atlantic Power Pathway (MAPP); we anticipate the filing will include:

  - CWIP in rate base

  - Higher ROE for large, regional-benefit upgrades

  - 100% recovery of prudently incurred costs in case of project cancellation for reasons beyond PHI's control

* See appendix for details.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery Summary

- Significant investment planned over the next several years

- Solid track record of execution, including success in permitting, siting, and building transmission

- Blueprint for the Future – responsive to customer expectations

- Demonstrated ability to achieve reasonable regulatory outcomes

- Provides steady long-term earnings and dividend growth

Note: See Safe Harbor Statement at the beginning of today's presentation.

An Eastern PJM, mid-merit focused business.



Conectiv Energy Generating Facilities



Delta

Cumberland

PA

MD

DE

VA

NJ

○ **Existing sites**

★ **Committed new projects (645 MW)**

2007 Capacity (4,235 MW)



Units Under Contract, 12%

Peaking Units, 15%

Coal, 8%

Oil-Fired Steam, 13%

Gas Combined Cycle, 52%

Note: Excludes units under development.

Financial

Property, Plant & Equipment-12/31/07	$1,250 M
Construction Work in Process-12/31/07	$ 106 M
2007 Earnings	$ 73 M
1st Quarter 2008 Earnings	$ 48 M
Total Inter-Company Debt – 12/31/07	$ 650 M

Gross Margin – Forecast Range

Total Conectiv Energy Gross Margin - Forecast Range
(including Merchant Generation and Load Service, and Energy Marketing)



* Based on 2007 actual and mid-point of 2010 range.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Delta Project



○ **Existing Sites**

★ **Committed New Project**

- 545 MW dual fuel combined cycle plant located in Peach Bottom Township, PA. (East MAAC LDA for RPM capacity auctions)

- 6 year tolling agreement (June 1, 2011 – May 31, 2017) with Constellation Energy Commodities Group provides stable/predictable earnings profile

- Projected net income of $24 - $28 million per year

- Project Cost: $470 million (including owner's costs)

- Project Status
    - Land options and major permits acquired
    - Minimal transmission system upgrades (PJM Queue P04)
    - Major equipment ordered/delivery confirmed to meet commercial operation date
    - Commercial operation date – June 2011

- Permits and infrastructure allow for expansion (additional 545 MW block)

Note: See Safe Harbor Statement at the beginning of today's presentation.

Cumberland Project



Existing Sites

Committed New Project

- 100 MW dual fuel combustion turbine - flexible and efficient GE LMS 100 technology.

- Projected net income of $4 - $7 million per year

- Existing CT site (Cumberland, NJ)
  - Land available for expansion (additional 100 MW unit)
  - Natural gas at site
  - Minimal transmission system upgrades (PJM Queue P06)
  - Other infrastructure and resources on site

- Project Cost: $75 million (including owner's costs)

- Project Status
  - Draft air permit and all local permits received
  - Major equipment ordered
  - Engineering substantially completed
  - Construction started in April

Note: See Safe Harbor Statement at the beginning of today's presentation.

Marketing Expansion into New England and New York



Expansion into new markets consistent with Conectiv Energy's strategy
- Opportunity for additional margins in power pools that operate similarly to PJM
- Leverage existing asset management and hedging capabilities
- Low capital requirements – focused on marketing and asset management opportunities

Activities to date
- **Utility default supply contracts with various New England utilities:**

Year	Peak Load (MWs)	Annual Energy (GWhs)
2008	1,200	5,000
2009	400	1,600
2010	400	1,600

- **Generation assets under management in NY ISO**
    - 38MW municipal solid waste plant
    - 82MW natural gas combined cycle plant; 50% owned by CE (ESNE Project)
- **Electric Transmission into NY**
    - 25MW firm transmission agreement from PJM into NYC starting in 2010.
- **Renewable Energy Credits**
    - Investigating ways to generate and utilize Renewable Energy Credits in New England.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Gross Margin and EBITDA Forecast

(Dollars in millions)

	Energy, Hedges & Other	Capacity	Energy Marketing	Total Gross Margin	Hedge* Impact (as of 12/31/07)	Unhedged (Open) Gross Margin	O&M (± 5%)	Unhedged (Open) EBITDA
2008	$280 - $315	$70 - $75	$30 - $45	$380 - $435	$105	$485-$540	($147)	$338-$393
2009	$213 - $268	$157 - $162	$30 - $45	$400 - $475	$80	$480-$555	($145)	$335-$410
2010	$222 - $292	$203 - $208	$35 - $50	$460 - $550	$25	$485-$575	($152)	$333-$423

* Hedges include all load and fuel hedges (e.g., forward power contracts, utility load auctions, capacity sales, fuel inventory, forward fuel contracts).

Note: See Safe Harbor Statement at the beginning of today's presentation.

Impact of RGGI

- RGGI is expected to have a neutral to slightly positive impact on Conectiv Energy's margins.
  - At current fuel prices, combined cycle units will not dispatch ahead of coal until CO_2 prices approach $55/ton.
  - Since RGGI is regional, energy imports from non-RGGI states will tend to keep price increases lower.
  - Gas-fired combined cycles have the smallest CO_2 footprint of all fossil units; therefore, margins will increase during periods that coal and oil-fired units (with their higher CO_2 costs) are setting LMP.
  - Coal margins will decrease during on-peak hours when gas units are setting the LMP.

- Conectiv Energy is well positioned to manage the impact of RGGI due to its largely gas fired generation portfolio, its renewable energy contracts, and its Pennsylvania plants.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Business Overview



PES Retail Electric Supply Markets



- Core PJM Markets
- Expansion Markets

- PES provides retail energy supply and services to large energy users

- Primary business driver: retail electric supply
  - 80% of business in Core PJM markets

- PES also provides:
  - Retail natural gas supply
  - Energy efficiency services
    - Performance contracting
    - Cogeneration, thermal energy supply

- While not part of its strategy, PES also owns
  - 790 MW SWMAAC peaking generation
  - Retirement in 2012

Key Metrics	2007	Q1-08
Earnings ($ in millions)	$38.4	$8.6
Period-End Load Served (MW)	4,294	4,193
MWh Delivered (in millions)	19.0	4.8

Contract Signings and Backlog





- PES's contract signings have grown at a 29% compounded annual growth rate since 2004

- Gross margins for new business held steady at approximately $3 per MWh

- Retention rates improved to 70% in 2007, up from 61% in 2006



- PES replenished its backlog while delivering a record 19 million MWh in 2007

- Deliveries have grown at a 33% compounded annual growth rate since 2004

Margins and G&A expenses





Electric Realized Gross Margin
$ per MWh

- 2007 gross margins consistent with PES's expected range of $3 per MWh

- PES manages toward a flat book and does not engage in speculative trading



Electric Business G&A
$ per MWh

- PES's fundamental strategy is to serve large energy users

- By focusing only on large customers, PES keeps its G&A costs low

  – Small commercial customers require a significantly higher G&A to serve

- PES has built a solid and scalable platform for growth

Expansion Markets Provide Growth



C&I Market Size
0
10
20
30 GW
Switched to competition
Not yet switched; still with utility
MD, DC, DE
New Jersey
Pittsburgh
Rest of PA
New York
Illinois
New England
Texas

Core PJM Markets

- Strong competitive position
- 30%-plus competitive market share
- High retention rates
- Rate caps in rest of Pennsylvania end starting in 2010

Active Expansion Markets

- Serving 780 MW* in New York, Illinois and New England; up from 400 MW prior year
- Expansion markets provide significant growth opportunities
- Starting small and slow in Texas

Source: KEMA, PUC websites, internal estimates

*As of 12/31/07

Financial Objectives

- **Deliver Value**

  - ➤ **Expand investment in utility infrastructure with constructive rate case outcomes**

  - ➤ **Continue investment in competitive energy businesses to provide earnings growth and diversification**

  - ➤ **Increase dividend commensurate with utility earnings growth**

- **Strengthen Financial Position**

  - ➤ **Maintain an overall equity ratio in mid to high 40% range**

  - ➤ **Continue to improve credit metrics, with the goal of achieving a BBB+/Baa1 rating**

  - ➤ **Maintain liquidity position in line with growing businesses**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Major 2008-2012 Earnings/Cash Drivers



- **$5.7 billion construction expenditure program**

- **Timely regulatory recovery through new distribution rate case filings**

- **Incentives related to large transmission projects**

- **Completion of construction projects on time**

- **Meeting O&M targets**

- **Power, fuel and capacity prices**

- **Environmental regulation**

- **Anticipate issuance of $1.2-$1.5 billion in equity/equity like securities; first issuance targeted for 2009**

Note: See Safe Harbor Statement at the beginning of today's presentation.

*Major 2008 Earnings/Cash Drivers**



- Impact of 2007 Maryland and Delaware Rate Case decisions

- Impact of 2008 District of Columbia Rate Case decision

- New transmission rates set 6/1/07 and to be set 6/1/08

- Higher gross margins at Conectiv Energy

- Meeting O&M targets

- Dilution from 2007 Common Stock Issuance

* As compared to 2007

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery – A Driver of Growth



Dollars in Millions

Projected Net Plant

10% CAGR (2007-2012)

2007 Actual	$5,705
2008	$6,164
2009	$6,830
2010	$7,630
2011	$8,469
2012	$9,193

Electric Distribution: 2007 $4,138; 2008 $4,425; 2009 $4,819; 2010 $5,190; 2011 $5,544; 2012 $5,988

Gas Distribution: 2007 $274; 2008 $286; 2009 $298; 2010 $305; 2011 $311; 2012 $316

Transmission: 2007 $1,293; 2008 $1,453; 2009 $1,713; 2010 $2,135; 2011 $2,614; 2012 $2,889

■ **Electric Distribution** ■ **Gas Distribution** ■ **Transmission**

Total Plant in Service Growth - 61%	Electric Distribution Plant in Service Growth - 45%	Transmission Plant in Service Growth - 123%

See appendix for calculation of net plant and details by company.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Construction Expenditures – Building Long-Term Value



Construction Expenditures*

Millions

	2007 Actual	2008	2009	2010	2011	2012
Total	$623	$896	$1,187	$1,275	$1,210	$1,095
Competitive/Other	$69	$180	$244	$176	$44	$26
Blueprint		$61	$130	$136	$113	$99
Distribution	$401	$447	$501	$485	$510	$621
MAPP	$0	$28	$179	$241	$273	$188
Transmission	$153	$180	$133	$237	$270	$161

Legend: ■ Transmission ■ MAPP ■ Distribution ■ Blueprint ■ Competitive/Other

* Projected construction expenditures as reported in 2007 Form 10-K

Note: See Safe Harbor Statement at the beginning of today's presentation.

Projected Net Cash From Operations

Dollars in Millions

Projected Net Cash From Operations Range

2008	2009	2010	2011	2012
$600 – $700	$600 – $700	$750 – $850	$850 - $950	$950 – $1,100

➢ Approximately 70% to 80% of net cash from operations is generated by Power Delivery

➢ The increase in cash in 2010 – 2012 is driven by transmission investment, rate relief, and higher Conectiv Energy gross margins

Note: See Safe Harbor Statement at the beginning of today's presentation.

Net Funding Requirements

Financing Summary 2008 – 2012 (dollars in billions)

- ➢ **Debt**

Utilities	**$1.9**
PHI	**(0.5)**
Total	**$1.4**

- ➢ **Equity/Equity Like $1.2 - $1.5**

Financing – 2008

- ➢ **No equity currently planned (beyond the DRIP), first issuance targeted for 2009**
- ➢ **Equity issuance planned for 2008 was completed in 2007**
- ➢ **Utility debt – net issuance of $400-$500 million planned**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Building Value

- *Stable Earnings Base* – Derived primarily from regulated utility business

- *Earnings Growth Potential* – Driven by T&D utility infrastructure investments, constructive regulatory outcomes and competitive energy business growth

  - ➤ Power Delivery – 10% CAGR of Net Plant (2007-2012)
    - – Transmission – 17% CAGR
    - – Electric Distribution – 8% CAGR

  - ➤ Conectiv Energy – 16% CAGR of total Gross Margin (2007-2010)

- *Secure Dividend* – Power Delivery earnings growth enables steady long-term dividend growth

  - ➤ Current dividend yield as of May 14, 2008 is 4.1%

Note: Dividend yield source – Thomson Financial.
    See Safe Harbor Statement at the beginning of today's presentation.

APPENDIX

MAPP – Key Next Steps

- PHI and PJM are reviewing different technologies for performing the Chesapeake Bay crossing; PHI expected to have recommendation to PJM during Q2 2008

- Certificate of Public Convenience and Necessity (CPCN) filing in Maryland is expected by Q1 2009

- Maryland PSC coordinates all studies and approves construction of the line in Maryland via the issuance of the CPCN

- PHI will work with the individual agencies to obtain the necessary permits and approvals in DE and NJ; NJBPU can exercise eminent domain authority

- File with FERC for incentives and recovery of CWIP and pre-commercial costs during Q2 2008

The ability to complete this project rests with two key elements – continuous communication of the need for the line and compliance with environmental regulations

MAPP - Project –Timeline



Oct. 2007*
2008
2009
2010
2011
2012
2013
Possum Pt. to Calvert Cliffs
24 Months
20 Months
Calvert Cliffs to Vienna
(Chesapeake Bay Crossing)
54 Months
18 Months
Vienna to Indian River
48 Months
24 Months
Indian River to Salem
36 Months
36 Months
Permitting & Right of Way
Construction

* PJM approval.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future –
from the Project Management Office



Meter Data Management (MDM)

- Q4 2007 Itron selected as the MDM Vendor
- Q4 2007 Contract negotiated and initial implementation planning completed
- Q1 2008 Phase 1 implementation underway
- Q2 2008 Overall Design will be completed
- Q3 2008 September 2008 Live Implementation – Phase 1

Advanced Metering Infrastructure (AMI)



- Q4 2007 RFP for AMI was released
- Q2 2008 Overall Solution and Vendor recommendation will be completed
- Q4 2008 A field acceptance test will be conducted
- 2009   Begin deployment (with concurrent deployment capability)

Communication Infrastructure



- Q3 2007 IBM selected to assist PHI with an evaluation of potential technology options
- Q4 2007 Technology recommendation completed
- Q2 2008 IBM's assistance with vendor selection will be completed
- Q2 2008 A proof of concept deployment plan will be completed
- Q3 2008 Proof of concept / Field Acceptance Test will be completed
- Q4 2008 Begin implementation (with concurrent deployment capability)

Infrastructure Investment Strategy – Major Transmission Projects in PJM's RTEP



	Utility	Scheduled In Service	Spent Prior to 2008	Forecast 2008-12	Project Total
				(Dollars in Millions)	
New Orchard 500/230 kV Transmission Substation to alleviate PJM System overload contingency problem	ACE	May 2008	$ 18	$ 43	$ 61
Transmission upgrades at the Red Lion/Kenney 500kV Substation and replacement of 230kV breakers, to relieve area congestion	DPL	Brkr - Dec 2008 Subst- May 2009	8	8	16
Replace two 138/69kv transformers at Indian River substation to relieve overload conditions	DPL	June 2009	1	7	8
Add 4th 230/69kv Transformer at Ritchie Substation to relieve overload and congestion issues	Pepco	June 2010		15	15
Add 2nd 500/230kV Transformer at Burches Hill Substation	Pepco	June 2011	-	35	35
New 230 kV underground Transmission Lines between Benning and Ritchie Substations and other 230kv Transmission line and Substation upgrades to replace Benning and Buzzard Generating Plants.	Pepco	Dec 2011	-	185	185
Add 2nd 500/230kV Transformer at Brighton Substation	Pepco	June 2009	3	26	29
Upgrade Tower & Lines at Dickerson-Quince Orchard	Pepco	June 2011	-	20	20
Major Transmission Projects			**$ 30**	**$ 339**	**$ 369**
Other Transmission (Approximately 100 projects between $1 to $10 million each)	All			415	
Transmission Projects *				**$ 754**	

Projects included in the Regional Transmission Expansion Plan (RTEP) mandated by PJM Interconnection, excluding MAPP

Note: See Safe Harbor Statement at the beginning of today's presentation.

March 2008 Incentive Filing - FERC



RTEP Projects covered by March 2008 FERC Filing:

(Dollars in Millions)	Project	Estimated Amount	In-Service Years
Pepco			
	Dickerson-Station H	$20	2009, 2012
	Burches Hill	$81	2011, 2012
	Brighton	$39	2009, 2012
Delmarva Power			
	Red Lion	$21	2009
	Cool Spring	$13	2010
	Oak Hall	$8	2009
	Indian River	$23	2010, 2011
Atlantic City Electric			
	Orchard & Mickleton	$69	2008, 2009
Total		**$274**	

The initial revenue requirement, which varies by year due to multiple in-service dates, is approximately $3 million in total for the projects.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Net Plant in Service Projection

PHI
Pepco Holdings. Inc

(Dollars in Millions)

	Net Plant* as of 12/2007	Expenditures 2008- 2012	Depreciation 2008- 2012	Net Plant 12/2012
Electric Distribution:				
Pepco	$ 2,450	$ 1,463	$ 685	$ 3,228
Delmarva Power	887	826	278	1,435
Atlantic City Electric	801	711	187	1,325
Total	4,138	3,000	1,150	5,988
Gas Distribution:				
Delmarva Power	274	103	61	316
Electric Transmission:				
Pepco	451	625	117	959
Delmarva Power	405	1,047	88	1,364
Atlantic City Electric	437	218	89	566
Total	1,293	1,890	294	2,889
Total	$ 5,705	$ 4,993	$ 1,505	$ 9,193

* Net plant is plant in service plus CWIP less depreciation reserve. Historically, net plant is in the range of 95% - 130% of rate base.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Net Plant in Service Projection (cont.)

(Dollars in Millions)

	2007 Actual	2008 Projected	2009 Projected	2010 Projected	2011 Projected	2012 Projected
Distribution - Electric						
Pepco	$2,450	$2,559	$2,722	$2,870	$3,034	$3,228
DPL	887	974	1,110	1,246	1,341	1,435
ACE	801	892	987	1,074	1,169	1,325
Total Distribution	4,138	4,425	4,819	5,190	5,544	5,988
Distribution - Gas						
DPL	274	286	298	305	311	316
Transmission						
Pepco	451	494	611	788	930	959
DPL	405	459	602	839	1,148	1,364
ACE	437	500	500	508	536	566
Total Transmission	1,293	1,453	1,713	2,135	2,614	2,889
Total Distribution & Transmission	**$5,705**	**$6,164**	**$6,830**	**$7,630**	**$8,469**	**$9,193**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Strengthening PJM Market

Capacity Auction results have been favorable:

($/MW-Day)	PJM Planning Year				
	2007/08	**2008/09**	**2009/10**	**2010/11**	**2011/12**
Eastern MAAC	$198	$149	$191	$174	$110
Southwest MAAC	$189	$210	$237	$174	$110
Balance of Pool	$ 41	$112	$102	$174	$110
DPL South	$198	$149	$191	$186	$110

Congestion continues to provide a premium for PJM East generators:

($/MWh, on-peak; market as of 12/31/07)	**2005A**	**2006A**	**2007A**	**2008E**	**2009E**	**2010E**
West Hub to East Hub Congestion	$6.7	$3.1	$5.1	$7.4	$9.0	$9.0

State Renewable Energy Credit requirements and prices continue to increase:

	2008-2010 Bid/Ask Range as of 12/31/07	Required Class I Percentages PJM Planning Year			
		2007-08	**2008-09**	**2009-10**	**2010-11**
New Jersey	$19 - $25	2.9%	3.8%	4.7%	5.5%
Delaware	$1 - $25	2.0%	3.0%	4.0%	5.5%
Maryland	$1 - $3	1.5%	2.0%	2.5%	3.0%

Note: See Safe Harbor Statement at the beginning of today's presentation.

Expanding Renewable Portfolio

MAAC States Renewable Energy Requirements (Class I RECs)



Many Eastern states have adopted renewable portfolio standards requiring a percentage of the energy sold within the state to be sourced from approved renewable sources.

Conectiv Energy's Renewable Portfolio			
	Expected Class I REC's (GWh)	% of CE Total Output	% of MAAC State Requirements
2008	430 – 500	8.6% - 9.9%	8.4% - 9.8%
2009	570 – 660	11.1% - 12.8%	8.4% - 9.7%
2010	590 - 680	11.6% - 13.4%	6.6% - 7.6%

- Conectiv Energy has focused its efforts on utilizing landfill methane gas to generate qualifying energy from renewable sources.

- Conectiv Energy renewable energy supply exceeds its internal needs for utility load auction participation.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Generation Plants – Type, Location & Rated Capacity





conectiv energy
A New Generation of Energy

PA
Bethlehem
Other
Delta (550 MW)
Edge Moor/
Hay Road
Pedricktown
Christiana
Mickleton
Sherman Avenue
NJ
West
Cedar
MD
Deepwater
Missouri Avenue
Delaware City
Cumberland/Carll's Corner
New Cumberland (100 MW)
DE
Middle
Crisfield
Chesapeake
VA
Tasley
Bayview

Owned Generation
Generation Under Contract
Committed new projects

(as of 12/31/07)

Coal Fired Baseload	MW
Edge Moor 3 & 4	260
Deepwater 6	80

Oil /Gas Fired Steam	MW
Edge Moor 5	450
Deepwater 1	86

Gas Combined Cycle	MW
Hay Road Units 1-4	552
Hay Road Units 5-8	545
Bethlehem Units 1-8	1,092

Peaking Units	MW
Cumberland 1	84
Sherman Avenue 1	81
Middle 1-3	77
Carll's Corner 1 & 2	73
Cedar 1 & 2	68
Missouri Avenue B,C,D	60
Mickleton 1	59
Christiana	45
Edge Moor Unit 10	13
West Sub	15
Delaware City	16
Tasley 10	26
Crisfield 1-4	10
Bayview 1-6	12

Generation Capacity Under Contract	MW
Chesapeake (exp. 4/2012)	315
Other (exp. 12/2008)	60
Pedricktown (exp. 6/2012)	115
ESNE (50% owned)	41



Annual capacity factors and output by fuel type (2004-2010)[(1)]

conectiv energy
A New Generation of Energy

	2004		2005		2006		2007	
	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor
Coal Fired Baseload	191	62%	1,757	59%	1,814	61%	2,232	75%
Oil/Gas Fired Steam	191	11%	675	15%	115	2%	190	4%
Combined Cycle	2,635	13%	2,976	16%	2,082	11%	3,342	17%
Peaking Units	150	17%	191	3%	132	2%	146	3%

	2008 estimate		2009 estimate		2010 estimate	
	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor
Coal Fired Baseload	1,700-2,100	57%-71%	1,300-2,000	44%-67%	1,250-2,000	42%-67%
Oil/Gas Fired Steam	100-500	2%-9%	90-450	2%-8%	90-450	2%-8%
Combined Cycle	2,600-3,800	13%-20%	2,750-4,000	14%-21%	2,750-4,250	14%-22%
Peaking Units	120-300	2%-5%	175-400	2%-6%	250-500	3%-7%

(1) See previous slide for listing of individual power plants; excludes contracted assets.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Projected Capital Expenditures

Dollars in Millions	2008	2009	2010	2011	2012
"Base" Amount	$ 6	$ 8	$ 13	$ 14	$ 9
Environmental					
- DE Multi-Pollutant (Total Cost = $79)	38	19	13	2	0
- Other	3	2	-	2	0
New Projects					
- Cumberland (Total Cost = $75)	46	5	-	-	-
- Delta Site (Total Cost = $470)	62	195	136	14	-
Total	$155	$229	$161	$ 28	$ 9

Note: See Safe Harbor Statement at the beginning of today's presentation.

Drivers of 1st Quarter Financial Performance – Conectiv Energy Detail



Merchant Generation & Load Service gross margin increased $51.1 million*

- Unit operating flexibility, fuel switching, and firm natural gas transportation and storage positions (+$32.3 M)

- Higher capacity prices (+$15.4 M)

- Unrealized fuel gains (+$9.2 M)

- Higher congestion (+$8.2M)

- Default electricity supply contracts in New England, and associated hedges (+$6.9 M)

- Lower generation margins due to lower coal spark spreads and lower output (-$11.8 M)

- Less favorable realized power and fuel hedges including default electricity supply contracts in PJM (-$9.2 M)

* As compared to 1st Quarter 2007.

Cross-Border Leases - Status

- **Current Status – IRS Audit**
  - ➤ PHI's leveraged lease portfolio under audit generates approximately $62 million per year in tax benefits and is a major component of PHI Investments' annual earnings of approximately $35 million.

  - ➤ The IRS is challenging tax benefits associated with certain sale-leaseback transactions with tax-indifferent parties. Tax benefits derived from the leases under review are $362 million as of March 31, 2008

  - ➤ On June 9, 2006, the IRS issued its final Revenue Agent's Report (RAR) for its audit of PHI's 2001 and 2002 income tax returns which disallows the tax benefits claimed by PHI for these tax years.

  - ➤ PHI filed a protest letter in August 2006 against the proposed adjustments. We anticipate an appeals meeting in 2008. We believe the issue will likely take several years to resolve.

  - ➤ Leased assets are energy properties similar to our core business operations and provide adequate pre-tax returns.

  - ➤ Based on the facts relevant to these investments, we believe our tax position is appropriate.

- **Current Status – Proposed Tax Legislation**
  - ➤ On December 14, 2007, the U.S. Senate passed its version of the Farm bill which contains a provision that would apply passive loss limitation rules to leases with foreign tax indifferent parties.

  - ➤ On July 27, 2007, the U.S. House of Representatives passed its version of the bill which does not include any provision that would modify the current treatment of leases with tax indifferent parties.

  - ➤ The U.S. House of Representatives and the U.S. Senate both passed a reconciled bill which does not include the tax leasing provision noted above. The bill will be forwarded to the President for signature.

PCI Energy Leasing Portfolio



Potomac Capital Investment (PCI)
As of March 31, 2008

Year	Country	Asset Description	% Owned	Lease Expiration	Book Value ($ in Millions)
94	Netherlands	Co-Fired Generation (210 MW)	35%	2017	$ 96
95	Australia	Co-Fired Generation (700 MW)	100%	2019	187
99	Netherlands	Gas Transmission/Distribution	100%	2025	248
99	Netherlands	Gas Transmission/Distribution	100%	2025	152
01	Austria	Hydro Generation (781 MW)	56%	2035	253
02	Austria	Hydro Generation (184 MW)	100%	2030-36	166
02	Austria	Hydro Generation (239 MW)	100%	2033-42	218
02	Austria	Hydro Generation (80 MW)	100%	2039	83
					$ 1,403

Reconciliation of Operating Income



> **Reported Operating Income Reconciled to Operating Income Excluding Special Items**
>
> **For the twelve months ended December 31, 2007**

(Dollars in Millions)

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corporate & Other	PHI Consolidated
Reported Segment Operating Income	$530.6	$148.5	$58.2	$71.2	($1.9)	$806.6
Percent of operating income	*65.8%*	*18.4%*	*7.2%*	*8.8%*	*-0.2%*	*100.0%*
Special Item included in Operating Income						
Mirant bankruptcy damage claims settlement	(33.4)					(33.4)
Maryland income tax settlement fees	2.9					2.9
Operating Income excluding Special Item	$500.1	$148.5	$58.2	$71.2	($1.9)	$776.1
Percent of operating income excluding special item	*64.4%*	*19.1%*	*7.5%*	*9.2%*	*-0.2%*	*100.0%*

Note: Management believes the special items are not representative of the Company's ongoing business operations.